# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: USA Compression Partners, LP, CIK 0001522727
CUSIP: 90290N109
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 8117 PRESTON ROAD, SUITE 700, DALLAS, Texas (TX), 75225
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0002103027
Persons authorized to receive notices and communications: Avril Westerman, Westerman Interests, Inc., 16479 N. Dallas Parkway, Ste 110, LB-14, Addison, Texas (TX), 75001, (817) 312-8990

## Reporting persons
- Westerman Interests, Inc. (CIK 0002103027): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,175,323; sole dispositive power 0; shared dispositive power 18,175,323; aggregate amount beneficially owned 18,175,323 (12.9% of the class)
  Comment: This Schedule 13G is being filed jointly by Westerman Interests, Inc. and Westerman, Ltd. pursuant to Rule 13d-1(k). The filing of this statement shall not be construed as an admission that the Reporting Persons are members of a "group" for purposes of Section 13(d).
  
  By virtue of its position as the general partner of Westerman, Ltd., Westerman Interests, Inc. may be deemed to share voting and dispositive power with respect to the securities held by Westerman, Ltd. Westerman Interests, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
  
  Percentage calculated based upon 140,860,794 common units outstanding, which is 122,685,471 common units outstanding as of October 31, 2025 according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2025 plus the issuance of the 18,175,323 common units reported herein.
- Westerman, Ltd. (CIK 0002102992): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,175,323; sole dispositive power 0; shared dispositive power 18,175,323; aggregate amount beneficially owned 18,175,323 (12.9% of the class)
  Comment: This Schedule 13G is being filed jointly by Westerman Interests, Inc. and Westerman, Ltd. pursuant to Rule 13d-1(k). The filing of this statement shall not be construed as an admission that the Reporting Persons are members of a "group" for purposes of Section 13(d).
  
  Percentage calculated based upon 140,860,794 common units outstanding, which is 122,685,471 common units outstanding as of October 31, 2025 according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2025 plus the issuance of the 18,175,323 common units reported herein.

## Item 1. Security and Issuer
Title of class of securities: Common Units Representing Limited Partner Interests
Name of issuer: USA Compression Partners, LP
Address of issuer's principal executive offices: 8117 PRESTON ROAD, SUITE 700, DALLAS, Texas (TX), 75225
Comment: This statement on Schedule 13D relates to the common units representing limited partner interests (the "Common Units") of USA Compression Partners, LP, a Delaware limited partnership (the "Issuer"). The Issuer's principal executive offices are located at 8117 Preston Road, Suite 700, Dallas, Texas 75225. The Issuer's Common Units are listed on the New York Stock Exchange under the ticker symbol "USAC" and the CUSIP number is 90290N109.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by:

(i) Westerman Interests, Inc., a Texas corporation and the general partner of Westerman, Ltd. ("Westerman GP"); and

(ii) Westerman, Ltd., a Texas general partnership ("Westerman LP").

The Reporting Persons' beneficial ownership of the Common Units reported in this Schedule 13D consists of 18,175,323 Common Units directly held by Westerman LP. By virtue of its position as the general partner of Westerman LP, Westerman GP may be deemed to share voting and dispositive power with respect to the securities held by Westerman LP. Westerman GP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Westerman LP is controlled by Westerman GP which has the full power to do all things appropriate in carrying out the purposes of Western LP, including authority to sell, exchange and acquire property of Westerman LP and to exercise Westerman LP's rights under any agreement to which Westerman LP is a party. Westerman GP's board of directors consists of three directors and such board acts by majority vote. No individual director has unilateral control or veto authority over voting or investment decisions. The inclusion of any information herein regarding any director of Westerman GP shall not be deemed an admission that such person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Exchange Act or otherwise.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 16479 N. Dallas Parkway, Ste 110, LB-14, Addison, Texas 75001.
Present principal occupation or employment: The principal business of: (i) Westerman GP is serving as general partner of Westerman LP, and (ii) Westerman LP is serving as the sole member of Westerman Family Office, LLC, which manages the family investments.
Criminal convictions in the last five years: Neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any director or executive officer of the Reporting Persons (collectively the "Governing Persons"), has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any Governing Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, citizenship, present principal occupation and business address of each Governing Person are set forth in Schedule A attached hereto, which is hereby incorporated by reference

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Westerman LP received the Common Units reported in this Schedule 13D as part of the consideration under that certain Stock Purchase Agreement (the "Purchase Agreement"), dated November 29, 2025, among the Issuer, USA Compression Partners, LLC, a wholly owned subsidiary of the Issuer (the "Buyer"), Westerman LP, J-W Energy Company ("J-W Energy") and J-W Power Company, pursuant to which the Buyer agreed to purchase all of the issued and outstanding capital stock of J-W Energy from Westerman LP for an aggregate purchase price of approximately $860.0 million, subject to certain customary adjustments as set forth in the Purchase Agreement (the "Acquisition"), consisting of (i) $430.0 million of cash and (ii) Common Units of the Issuer with a value of approximately $430.0 million. The Acquisition closed on January 12, 2026 (the "Closing").

The reported beneficial ownership in this Schedule 13D reflects Common Units issued to Westerman LP in book entry form at Closing. No rights to acquire additional Common Units within 60 days of the date hereof are held by the Reporting Persons or any Governing Person. Pursuant to the Purchase Agreement, any purchase price adjustments are addressed through Adjustment Common Units (as defined in the Purchase Agreement) already issued and subject to surrender mechanics, and therefore no additional units are deemed beneficially owned within 60 days. Indemnification Reserve Common Units (as defined in the Purchase Agreement) were issued at Closing and are included, notwithstanding contractual release and legend removal milestones.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Units reported in this Schedule 13D for investment purposes as part of the consideration payable in connection with the Acquisition described in Item 3.

The Reporting Persons intend to continue to evaluate the Issuer's business, prospects and financial condition, the market for the Common Units, monetary and stock market conditions and other further developments. Depending upon, among other things, the factors set forth in this Item 4, the Reporting Persons reserve their right to review the investment in the Issuer on a continuing basis including the right to (i) dispose of all or part of its investment in the Common Units at any time, (iii) acquire additional Common Units by tender offer, in the open market, in private transactions or otherwise, (iv) propose a merger or similar business combination involving the Issuer or its affiliates, or (v) take any other action with respect to the Issuer.

Except as set forth in this Item 4, neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any Governing Person, has any present plans or proposals that relate to or that would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Common Units reported beneficially owned by the Reporting Persons is based upon 140,860,794 Common Units outstanding, which is 122,685,471 Common Units outstanding as of October 31, 2025 according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2025 plus the issuance of the 18,175,323 Common Units reported herein.

Pursuant to Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to be the beneficial owner of 18,175,323 Common Units, which constitutes approximately 12.9% of the Issuer's outstanding Common Units.

Except as set forth in this Schedule 13D, to the Reporting Persons' knowledge, none of the Governing Persons is the beneficial owners of any Common Units.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of its position as the general partner of Westerman LP, Westerman GP may be deemed to share voting and dispositive power with respect to the 18,175,323 Common Units held by Westerman LP. Westerman GP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D and the Purchase Agreement, neither the Reporting Persons nor any Governing Person has effected any transactions in the Issuer's Common Units during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Purchase Agreement. Under Section 8.9 and Section 8.10 of the Purchase Agreement, Westerman LP agreed that, without the prior written consent of the Issuer (as applicable), it will not transfer any equity consideration Common Units during the "Restricted Period," subject to enumerated "Permitted Transfers." The Restricted Period runs (i) for 50% of the equity consideration Common Units until six months after Closing and (ii) for the remaining 50% until twelve months after Closing. In addition, (A) Adjustment Common Units (as defined in the Purchase Agreement and with a value of $20,000,000) cease to be restricted following the final post closing purchase price adjustment and legend removal, and (B) Indemnification Reserve Common Units (as defined in the Purchase Agreement and with a value of $60,000,000) are released from restrictions in tranches at twelve months and fifteen months after Closing, with any remaining reserve Common Units released upon final resolution of claims, in each case together with related legend removal mechanics. These restrictions are in addition to transfer restrictions under securities laws and any legends required by the Issuer's partnership agreement or the Purchase Agreement.

Registration Rights Agreement. Pursuant to the Registration Rights Agreement entered into on January 12, 2026, the Issuer has granted Westerman LP certain rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the resale of the Common Units issued as the Unit Consideration (as defined in the Purchase Agreement), and under certain circumstances, to require the Issuer to initiate underwritten offerings for the Common Units to be issued as the Unit Consideration.

Board Observer Rights Agreement. Pursuant to the Board Observer Rights Agreement entered into on January 12, 2026, from the date of the Closing until the first anniversary thereof, Westerman LP is entitled to appoint one non-voting observer to the board of directors of the general partner of the Issuer (the "Board Observer"). In no event shall the Board Observer (i) be deemed to be a member of the board of directors of the Issuer, (ii) have or be deemed to have, or otherwise be subject to, any duties (fiduciary or otherwise) to the Issuer or its common unitholders, or (iii) have the right to vote on, or consent to, any matters presented to the board of directors of the Issuer or propose or offer any motions or resolutions to the board of directors of the Issuer. Westerman LP has designated Avril Westerman as its Board Observer.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement and the Board Observer Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements which are attached hereto as Exhibits 2, 3 and 4, respectively, and are incorporated herein by reference.

To the best knowledge of the Reporting Persons except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any Governing Person or between the Reporting Persons, any Governing Person and any other person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement of the Reporting Persons

Exhibit 2 - Stock Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on December 1, 2025)
(https://www.sec.gov/Archives/edgar/data/1522727/000119312525303103/d16081dex21.htm)

Exhibit 3 - Form of Registration Rights Agreement (incorporated by reference to Exhibit B of Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on December 1, 2025)
(https://www.sec.gov/Archives/edgar/data/1522727/000119312525303103/d16081dex21.htm)

Exhibit 4 - Form of Board Observer Rights Agreement (incorporated by reference to Exhibit C of Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on December 1, 2025)
(https://www.sec.gov/Archives/edgar/data/1522727/000119312525303103/d16081dex21.htm)

## Signatures
- Westerman Interests, Inc.: /s/ Avril Westerman, Avril Westerman, Vice President (01/13/2026)
- Westerman, Ltd.: /s/ Avril Westerman, Avril Westerman, Director (01/13/2026)